Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES ADDITION
OF PRESIDENT, INTERNATIONAL OPERATIONS

Calgary, Alberta, Canada – November 3, 2011

Precision Drilling Corporation (“Precision”) announces the appointment of Niels Espeland as President, International Operations.  Mr. Espeland will be based in Precision’s offices in Dubai.

“I am pleased to welcome Niels Espeland to the Precision family”, Kevin Neveu, President and Chief Executive Officer, said.  “Niels brings a wealth of experience developing and operating successful land drilling service businesses spanning many international regions throughout his career.  This executive addition marks a significant step in Precision’s stated priority to expand its presence in international markets where customers value our high performance drilling services”.

Mr. Espeland has over 35 years of experience in the international oilfield service business.  He has spent his career working for international drilling services companies such as KCA DEUTAG, ESSAR Oil and most recently Weatherford International where he was a Group Vice President since 2007.  Mr. Espeland is originally from Norway and holds an Engineering Degree in Petroleum Technology from Clausthal University, Germany and an Engineering Degree in Drilling Technology from Celle, Germany.   He is currently on the Executive Committee of the International Association of Drilling Contractors (IADC).

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com